

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 17, 2016

Mail Stop 3720

Mr. Guosheng Qi
Chief Executive Officer
Gridsum Holding Inc.
Jade Palace Hotel Office Building, 8th Floor
76 Zhichun Road
Haidian District, Beijing
PRC

Re: **Gridsum Holding Inc.**
            Draft Registration Statement on Form F-1/A
            Amended March 9, 2016
            CIK No. 0001647338

Dear Mr. Qi:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Special Note Regarding Forward-Looking Statements and Industry Data, page 42

Mr. Guosheng Qi
Gridsum Holding Inc.
March 17, 2016
Page 2

1.   We note your statement at the bottom of page 42 that "The Forrester Consulting report described herein represents data, research, opinions or viewpoints prepared by Forrester Consulting for us and are not representations of fact." We are uncertain why some data would not constitute representations of fact, such as Forrester's identification of China's online population being 717 million in 2015, cited at page 82. Please advise or revise.

Cooperation with PRC Supreme People's Court Press, page 100

2.   We note that you have not included the strategic cooperation agreement with the People's Court Press as an exhibit to your registration statement. Please revise to do so. Please refer to Item 601(b)(10) of Regulation S-K.

        You may contact Sharon Virga, Staff Accountant, at (202) 551-3385, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810, with any other questions.

                                                Sincerely,

                                                /s/ Larry Spirgel

                                                Larry Spirgel
                                                Assistant Director
                                                AD11—Telecommunications

Cc: Horace L. Nash, Esq.
        Fenwick & West, LLP